UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael H. Dempsey (deceased)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Marquis Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Patricia M. Dempsey Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Family Trust for the benefit of Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hyatts Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nob Hill Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)

7	SOLE VOTING POWER 2,127,026 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER -0- shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 2,127,026 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,026 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Virginia D. Ragan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

7	SOLE VOTING POWER 1,268,255 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER 10,751,808 shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 1,268,255 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER 10,751,808 shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,020,063 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 9)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Judith D. Hook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

7	SOLE VOTING POWER 990,142 shares of Class B Common Stock (as of April 29, 2009)
8	SHARED VOTING POWER 10,751,808 shares of Class B Common Stock (as of April 29, 2009)
9	SOLE DISPOSITIVE POWER 990,142 shares of Class B Common Stock (as of April 29, 2009)
10	SHARED DISPOSITIVE POWER 10,751,808 shares of Class B Common Stock (as of April 29, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,741,950 shares of Class B Common Stock (as of April 29, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 9)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

On April 29, 2009, Michael H. Dempsey passed away. At the time of his death:

1.	Mr. Dempsey was the sole trustee of 10 separate family trusts (collectively, the “Dempsey Family Trusts”) which had been created by the division of the Naomi C. Dempsey Trust. As trustee, Mr. Dempsey had sole voting and dispositive powers with respect to the shares of Class B Common Stock held in each of the Dempsey Family Trusts.

2.	Mr. Dempsey was the sole trustee of a charitable lead annuity trust (the “CLAT”). As trustee, Mr. Dempsey had sole voting and dispositive powers with respect to the shares of Class B Common Stock held in the CLAT.

As a result of Mr. Dempsey’s death:

1.	Mr. Dempsey is no longer the beneficial owner of any shares of Class B Common Stock.

2.	Judith D. Hook and Virginia D. Ragan have been designate as co-trustees of each of the Dempsey Family Trusts in accordance with the applicable trust instruments. As co-trustees, Ms. Hook and Ms. Ragan share voting and dispositive powers with respect to the shares of Class B Common Stock held in each of the Dempsey Family Trusts.

3.	Judith D. Hook has been designated as the trustee of the CLAT in accordance with the trust instrument. Ms. Hook has sole voting and dispositive powers with respect to the shares of Class B Common Stock held in the CLAT.

Item 1.	Security and Issuer

This Schedule 13D/A (Amendment No. 9) (this “Schedule 13D/A”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Michael H. Dempsey (deceased) (“Mr. Dempsey”);

Marquis Trust;

Patricia M. Dempsey Trust;

Family Trust for the benefit of Mary T. McAlpin;

Hyatts Trust;

Nob Hill Trust;

Virginia D. Ragan (“Ms. Ragan”); and

Judith D. Hook (“Ms. Hook”).

Mr. Dempsey, Ms. Ragan and Ms. Hook are brother and sisters, and each of the above-named trusts were created by their mother, Naomi C. Dempsey.

(b)	The business address for each Reporting Person (other than Mr. Dempsey) is as follows:

For the Marquis Trust:

Marquis Trust

c/o Judith D. Hook and Virginia D. Ragan, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For the Patricia M. Dempsey Trust:

Patricia M. Dempsey Trust

c/o Judith D. Hook and Virginia D. Ragan, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For the Family Trust for the benefit of Mary T. McAlpin:

Family Trust for the benefit of Mary T. McAlpin

c/o Judith D. Hook and Virginia D. Ragan, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For the Hyatts Trust:

Hyatts Trust

c/o Judith D. Hook and Virginia D. Ragan, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For the Nob Hill Trust:

Nob Hill Trust

c/o Judith D. Hook and Virginia D. Ragan, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For Ms. Ragan:

Virginia D. Ragan

65 East State Street, Suite 2100

Columbus, Ohio 43215

For Ms. Hook:

Judith D. Hook

65 East State Street, Suite 2100

Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment (other than Mr. Dempsey):

For the Marquis Trust: Not applicable

For the Patricia M. Dempsey Trust: Not applicable

For the Family Trust for the benefit of Mary T. McAlpin: Not applicable

For the Hyatts Trust: Not applicable

For the Nob Hill Trust: Not applicable

For Ms. Ragan: Investor

For Ms. Hook: Investor

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship (other than Mr. Dempsey):

For the Marquis Trust: Not applicable

For the Patricia M. Dempsey Trust: Not applicable

For the Family Trust for the benefit of Mary T. McAlpin: Not applicable

For the Hyatts Trust: Not applicable

For the Nob Hill Trust: Not applicable

For Ms. Ragan: United States of America

For Ms. Hook: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

For Mr. Dempsey: Not applicable.

For the Marquis Trust:

The Marquis Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Marquis Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Hook and Ms. Ragan have been designated as successor co-trustees of the Marquis Trust following the death of Mr. Dempsey on April 29, 2009.

For the Patricia M. Dempsey Trust:

The Patricia M. Dempsey Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Patricia M. Dempsey Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Hook and Ms. Ragan have been designated as successor co-trustees of the Patricia M. Dempsey Trust following the death of Mr. Dempsey on April 29, 2009.

For the Family Trust for the benefit of Mary T. McAlpin:

The Family Trust for the benefit of Mary T. McAlpin was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Family Trust for the benefit of Mary T. McAlpin was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Hook and Ms. Ragan have been designated as successor co-trustees of the Family Trust for the benefit of Mary T. McAlpin following the death of Mr. Dempsey on April 29, 2009.

For the Hyatts Trust:

The Hyatts Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Hyatts Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Hook and Ms. Ragan have been designated as successor co-trustees of the Hyatts Trust following the death of Mr. Dempsey on April 29, 2009.

For the Nob Hill Trust:

The Nob Hill Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Nob Hill Trust was funded with a transfer of 2,127,026 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Hook and Ms. Ragan have been designated as successor co-trustees of the Nob Hill Trust following the death of Mr. Dempsey on April 29, 2009.

For Ms. Ragan:

As trustee under her revocable and grantor retained annuity trusts, Ms. Ragan is the direct beneficial owner of 1,268,255 shares of Class B Common Stock. Ms. Ragan and these trusts acquired all of these shares by gift or for no consideration.

Ms. Ragan is the co-trustee of the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons), which collectively own 10,751,808 shares of Class B Common Stock. These trusts acquired all of their respective shares of Class B Common Stock by gift or for no consideration.

For Ms. Hooks:

As trustee under her revocable and grantor retained annuity trusts and the CLAT, Ms. Hook is the direct beneficial owner of 990,142 shares of Class B Common Stock. Ms. Hook and these trusts acquired all of these shares by gift or for no consideration.

Ms. Hook is the co-trustee of the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons), which collectively own 10,751,808 shares of Class B Common Stock. These trusts acquired all of their respective shares of Class B Common Stock by gift or for no consideration.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Ms. Hook is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	For Mr. Dempsey: -0- shares of Class B Common Stock.

(ii)	For the Marquis Trust: The Marquis Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.5% of the outstanding shares of Class B Common Stock.

(iii)	For the Patricia M. Dempsey Trust: The Patricia M. Dempsey Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.5% of the outstanding shares of Class B Common Stock.

(iv)	For the Family Trust for the benefit of Mary T. McAlpin: The Family Trust for the benefit of Mary T. McAlpin is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.5% of the outstanding shares of Class B Common Stock.

(v)	For the Hyatts Trust: The Hyatts Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.5% of the outstanding shares of Class B Common Stock.

(vi)	For the Nob Hill Trust: The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock, which represents approximately 9.5% of the outstanding shares of Class B Common Stock.

(vii)	For Ms. Ragan: Ms. Ragan is the beneficial owner, in the aggregate, of 12,020,063 shares of Class B Common Stock, which shares represent approximately 53.5% of the outstanding shares of Class B Common Stock. Ms. Ragan’s beneficial ownership is as follows:

(A)	1,268,255 shares (approximately 5.6% of the outstanding shares) are directly owned by Ms. Ragan as trustee of her revocable and grantor retained annuity trusts. Ms. Ragan is the sole trustee and has sole voting and dispositive powers with respect to the shares held in her revocable and grantor retained annuity trusts.

(B)	10,751,808 shares (approximately 47.9% of the outstanding shares) are directly owned by the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons). Ms. Ragan is the co-trustee and shares voting and dispositive powers with respect to the shares held in the Dempsey Family Trusts.

(viii)	For Ms. Hook: Ms. Hook is the beneficial owner, in the aggregate, of 11,741,950 shares of Class B Common Stock, which represents approximately 52.3% of the outstanding shares of Class B Common Stock. Ms Hook’s beneficial ownership is as follows:

(A)	778,282 shares (approximately 3.5% of the outstanding shares) are directly owned by Ms. Hook as trustee of her revocable and grantor retained annuity trusts. Ms. Hook is the sole trustee and has sole voting and dispositive powers with respect to the shares held in her revocable and grantor retained annuity trusts.

(B)	211,860 shares (less than 1.0% of the outstanding shares) are directly owned by the CLAT. Ms. Hook is the sole trustee and has sole voting and dispositive powers with respect to the shares held in the CLAT and is also a remainder beneficiary of this trust.

(C)	10,751,808 shares (approximately 47.9% of the outstanding shares) are directly owned by the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons). Ms. Hook is the co-trustee and shares voting and dispositive powers with respect to the shares held in the Dempsey Family Trusts.

(b)	(i)	For Mr. Dempsey: -0- shares of Class B Common Stock.

(ii)	For the Marquis Trust: Ms. Hook and Ms. Ragan, as co-trustees of the Marquis Trust, share the power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(iii)	For the Patricia M. Dempsey Trust: Ms. Hook and Ms. Ragan, as co-trustees of the Patricia M. Dempsey Trust, share the power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(iv)	For the Family Trust for the benefit of Mary T. McAlpin: Ms. Hook and Ms. Ragan, as co-trustees of the Family Trust for the benefit of Mary T. McAlpin, share the power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(v)	For the Hyatts Trust: Ms. Hook and Ms. Ragan, as co-trustees of the Hyatts Trust, share the power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(vi)	For the Nob Hill Trust: Ms. Hook and Ms. Ragan, as co-trustees of the Nob Hill Trust, share the power to vote and dispose of the 2,127,026 shares of Class B Common Stock owned by that trust.

(vii)	For Ms. Ragan: Ms. Ragan, in her trustee capacity with respect to her revocable and grantor retained annuity trusts, has the sole power to vote and dispose of the 1,268,255 shares of Class B Common Stock.

Ms. Ragan, in her co-trustee capacity with respect to the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons), shares voting and dispositive powers with respect to the 10,751,808 shares of Class B Common Stock owned by the Dempsey Family Trusts.

(viii)	For Ms. Hook: Ms. Hook, in her trustee capacity with respect to her revocable and grantor retained annuity trusts and the CLAT, has the sole power to vote and dispose of the 990,142 shares of Class B Common Stock described in Item 5(a)(viii)(A) – (B), above.

Ms. Hook, in her co-trustee capacity with respect to the Dempsey Family Trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons), shares voting and dispositive powers with respect to the 10,751,808 shares of Class B Common Stock owned by the Dempsey Family Trusts.

(c)	(i)	For Mr. Dempsey: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by Mr. Dempsey.

(ii)	For the Marquis Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Marquis Trust.

(iii)	For the Patricia M. Dempsey Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Patricia M. Dempsey Trust.

(iv)	For the Family Trust for the benefit of Mary T. McAlpin: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Family Trust for the benefit of Mary T. McAlpin.

(v)	For the Hyatts Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Hyatts Trust.

(vi)	For the Nob Hill Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Nob Hill Trust.

(vii)	For Ms. Ragan: Except as otherwise described in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

(viii)	For Ms. Hook: Except as otherwise described in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Hook.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	As described in this Schedule 13D/A, on April 29, 2009, Michael H. Dempsey ceased to be a beneficial owner of more than 5% of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated May 26, 2009, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	(1)
Michael H. Dempsey

[Signatures continued on next page]

(1)	Michael H. Dempsey died on April 29, 2009. No executor has been, and none is expected to be, appointed for his estate. Therefore, no person has authority to sign this Schedule 13D/A (Amendment No. 9).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	MARQUIS TRUST

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Marquis Trust

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Marquis Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	PATRICIA M. DEMPSEY TRUST

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Patricia M. Dempsey Trust

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Patricia M. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	FAMILY TRUST FOR THE BENEFIT OF MARY T. McALPIN

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Family Trust for the Benefit of Mary T. McAlpin

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Family Trust for the Benefit of Mary T. McAlpin

[Signatures continued on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	HYATTS TRUST

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Hyatts Trust

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Hyatts Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	NOB HILL TRUST

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Nob Hill Trust

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Nob Hill Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	/s/ Virginia D. Ragan
Virginia D. Ragan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 26, 2009	/s/ Judith D. Hook
Judith D. Hook